UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)

Central European Media Enterprises Ltd.
(Name of Issuer)

Class A Common Stock, par value $0.08 per share
(Title of Class of Securities)

G20045103
(CUSIP Number)

Apax Partners Europe Managers Limited
33 Jermyn Street
London, England SW1Y 6DN, United Kingdom
44 20 7872 6300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 27, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 6 Pages

1.	Names of Reporting Persons	Apax Partners Europe Managers Limited
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization	United States

	7.	Sole Voting Power	0
Number of
Shares	8.	Shared Voting Power	3,168,566
Beneficially
Owned by Each	9.	Sole Dispositive Power	0
Reporting
Person With	10.	Shared Dispositive Power	3,168,566

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	3,168,566

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)	5.17%

14.	Type of Reporting Person (See Instructions)	CO

Page 2 of 6 Pages

1.	Names of Reporting Persons	Apax Europe VI GP Co. Limited
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization	United States

	7.	Sole Voting Power	0
Number of
Shares	8.	Shared Voting Power	3,168,566
Beneficially
Owned by Each	9.	Sole Dispositive Power	0
Reporting
Person With	10.	Shared Dispositive Power	3,168,566

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	3,168,566

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)	5.17%

14.	Type of Reporting Person (See Instructions)	CO

Page 3 of 6 Pages

This Amendment No. 1 ("Amendment No. 1") amends and supplements the Statement on Schedule 13D filed on September 6, 2006 (the "Statement") by Apax Partners Europe Managers Limited ("Apax Europe Managers") and Apax Europe VI GP Co. Limited ("Apax Europe VI GP" and, together with Apax Europe Managers, the "Reporting Persons").

This Amendment No. 1 is filed in connection with the dissolution of CME Holdco, L.P., a Cayman Islands partnership (the "Partnership") and the related distribution of all of the assets of the Partnership to its members, which include Adele (Guernsey) L.P. ("Adele LP"), an affiliate of the Reporting Persons.  The purpose of this Amendment No. 1 is to amend and supplement information contained in Items 3, 4 and 5 of the Statement.

Capitalized terms used herein and not otherwise defined herein shall have the meaning ascribed to such term in the Statement.  The information contained on the cover pages to this Amendment No. 1 is incorporated herein by reference.

Item 3.              Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended to add to the end thereof the following:

On September 28, 2009, RSL Investment LLC, the General Partner, delivered a notice of dissolution to Adele LP stating its intention to dissolve the Partnership as of September 28, 2009, and to distribute the assets of the Partnership pursuant to the terms of the LP Agreement.  On November 27, 2009, the General Partner filed a Notice of Dissolution with the Registrar of Exempted Limited Partnerships of the Cayman Islands.  On November 25, 2009, in anticipation of dissolution, the Class A Shares and Class B Shares held by the Partnership were distributed pro rata to the members of the Partnership, except that Adele LP's pro rata portion of the Class B Shares held by the Partnership were converted into Class A Shares prior to the distribution to Adele LP.  After giving effect to such distribution, the Reporting Persons will be deemed to beneficially own 3,168,566 Class A Shares, representing approximately 5.17% of the outstanding common stock of the Issuer, based on calculations made in accordance with Rule 13d-3(d) promulgated under the Act. The percentage of beneficial ownership has been determined based on the 61,337,112 CME Shares outstanding as of October 23, 2009, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2009.

Item 4.              Purpose of Transaction

Item 4 of the Statement is hereby amended to add to the end thereof the following:

In connection with the dissolution of the Partnership described in Item 3 above, there is no longer any agreement or arrangement regarding the election of nominees of Adele LP to the board of directors of the Issuer.

Item 5.              Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety to read as follows:

(a)
On September 28, 2009, RSL Investment LLC, the General Partner, delivered a notice of dissolution to Adele LP stating its intention to dissolve the Partnership as of September 28, 2009, and to distribute the assets of the Partnership pursuant to the terms of the LP Agreement.  On November 27, 2009, the General Partner filed a Notice of Dissolution with the Registrar of Exempted Limited Partnerships of the Cayman Islands.  On November 25, 2009, in anticipation of dissolution, the Class A Shares and Class B Shares held by the Partnership were distributed pro rata to the members of the Partnership, except that Adele LP's pro rata portion of the Class B Shares held by the Partnership were converted into Class A Shares prior to the distribution to Adele LP.  After giving effect to such distribution, the Reporting Persons will be deemed to beneficially own 3,168,566 Class A Shares, representing approximately 5.17% of the outstanding common

Page 4 of 6 Pages

stock of the Issuer, based on calculations made in accordance with Rule 13d-3(d) promulgated under the Act. The percentage of beneficial ownership has been determined based on the 61,337,112 CME Shares outstanding as of October 23, 2009, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2009.

(c)
The Reporting Persons may be deemed to have shared voting power and shared dispositive power with respect to the 3,168,566 Class A Shares that are held by Adele LP.  Each Class A Share entitles the holder to one vote on each matter submitted to a vote of the Issuer's stockholders, including the election of directors of the Issuer.

(d)	Except as described above in Item 3, no transactions in the securities of the Issuer were effected by the Reporting Persons during the past 60 days.

(e)
No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities of the Issuer beneficially owned by the Reporting Persons.

(f)	Not applicable.

Page 5 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   November 27, 2009

APAX PARTNERS EUROPE MANAGERS LIMITED

By:	/s/ Paul Fitzsimmons
Name:	Paul Fitzsimmons
Title:	Director

By:	/s/ Ian Jones
Name:	Ian Jones
Title:	Director

APAX EUROPE VI GP CO. LIMITED

By:	/s/ A. W. Guille
Name:	A. W. Guille
Title:	Director

Page 6 of 6 Pages